Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces New Nominees for Election to the Board at its Annual General Meeting

Vancouver, BC, May 4, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a diversified gold and silver producer focused on the Americas, announces the nomination of two new directors for election to its Board of Directors (“Board”) at its upcoming Annual General Meeting of shareholders (“AGM”) on June 9,2021: Trudy M. Curran, BA, LLB, ICD.D, and Dana Williams, B. Eng., MBA, CPA.

Ms. Curran is a retired businesswoman with a career that spans over 30 years in executive roles. She brings to the Board a wealth of experience in governance, mergers and acquisitions, legal, financing and human resources across a range of industries, including mining and oil and gas. Ms. Curran is an experienced director and is currently serving as a board director at Baytex Energy Corp. and as a member of the board of commissioners at the Alberta Securities Commission. Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. Ms. Curran was recognized as one of the Top 100 Most Powerful Women in Canada in 2012.

Ms. Williams is a seasoned executive with over 25 years of global business experience over a broad sector of industries, including insurance, mining, healthcare, engineering firms, broking and financial services. She has over 10 years of mergers and acquisitions experience internationally, including Canada, the US, Brazil, Australia and Germany. Ms. Williams was the former Chief Operating Officer of Steadfast, an insurance brokerage that went public on the Australian Stock Exchange, and previous to that, the Chief Financial Officer of Hub International for Eastern Canada from 2008 to 2012, a Canadian insurance brokerage. Ms. Williams holds a B.Eng. (Mining Engineering) from McGill University (Gold Medal), a Masters Business Administration from Western University (Deans List) and is a Certified Public Accountant in the United States.

More information about Mses. Curran and Williams and each of the other Director nominees can be found in the Company’s Management Information Circular for the upcoming AGM, available at https://www.greatpanther.com/investors/reports-filings/agm/ and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Great Panther also announces that as part of the Board renewal process Bob Garnett and James Mullin, two of the Company’s longest standing Directors, have indicated they will be retiring from the Board at the AGM.

“Ms. Curran and Ms. Williams each brings a wide breadth of experience and knowledge that we are confident will help us execute our corporate strategy and further our focus on strong governance and operational excellence,” stated Joseph Gallucci, the Company’s Chair of the Nominating and Corporate Governance Committee. “We believe diversity helps to broaden the Company’s perspectives, experiences and expertise necessary to deliver value for all our stakeholders, and these nominations are a key step in that direction. As we look to the future, we must give thanks to Messrs. Garnett and Mullin for their long service to Great Panther’s shareholders.”

Annual General Meeting

Great Panther is scheduled to hold its AGM on June 9, 2021 at 12:00 pm PT. In line with public health requirements related to COVID-19, the AGM will be conducted virtually via live audiocast.

All interested investors are invited to participate in the AGM using the login details below. Registered shareholders or duly appointed proxy holders can submit questions during the live audiocast.

AGM commencing at 12:00 pm PT

Login: https://web.lumiagm.com/436852346

Meeting ID: 436852346

Password: Panther2021 (case sensitive)

Information regarding how to participate in the virtual meeting has been distributed to shareholders and is also available for download on https://www.greatpanther.com/investors/reports-filings/agm/.

Meeting Materials

To further its commitment to environmental sustainability and reduce its printing and mailing costs, Great Panther uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the AGM date and purpose, how to access the live audiocast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials. All of the meeting materials can be downloaded from Great Panther’s website at https://www.greatpanther.com/investors/reports-filings/agm/ and from Great Panther’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company by email at info@greatpanther.com or by phone at 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll).

Shareholders who have questions or require assistance in voting may contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group:

North American Toll-Free:	1 877 452 7184
Outside North America:	+1 416 304 0211
Email:	assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3